CONFIDENTIAL

April 21, 2005

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

RE:	FOIA Confidential Treatment Request

Stepan Company Form 10-K for the fiscal year ended December 31, 2004

File No. 1-4462

Dear Mr. Decker:

The following are responses to questions submitted telephonically by Scott Watkinson of the SEC in follow-up to Stepan Company’s written response of April 1, 2005 to the SEC comment letter dated March 18, 2005. Confidential follow-up responses are referenced to the comment numbers in the March 18, 2005 comment letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

4. Environmental and Legal Matters, Page 26

Follow-up Question: Could the Company confidentially provide the disaggregated environmental site reserves to facilitate the SEC’s understanding of the Company’s response on April 1?

Response: *

*	Confidential treatment requested by Stepan Company. The confidential portion has been so omitted and filed separately with the SEC.

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Securities and Exchange Commission	CONFIDENTIAL

April 21, 2005

6. Summary of Significant Accounting Policies

Follow-up Question: What are the smaller and more meaningful components of machinery and equipment in dollar terms?

Response:

Machinery and Equipment	$621,131
Computer Software and Equipment	30,440
Other (primarily furniture and vehicles)	14,650

Total Machinery and Equipment	$666,221

The Company would prefer to continue to present one line item disclosure for all Machinery and Equipment due to the relative small amounts for the additional categories.

If you have any questions or require assistance, please feel free to contact me at (847) 501-2164.

Very truly yours,

James E. Hurlbutt

Vice President - Finance

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